UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           MGIC INVESTMENT CORPORATION
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    552848103
          -----------------------------------------------------------
                                 (CUSIP Number)

                                 January 4, 2010
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 552848103
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1.   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):
                                         LEON G. COOPERMAN
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                                                 UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:         3,943,300
Shares Bene-
ficially                6.  Shared Voting Power:       2,297,000
Owned by
Each Report-            7.  Sole Dispositive Power:    3,943,300
ing Person
With                    8.  Shared Dispositive Power:  2,297,000

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                 6,240,300
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                                    4.99 %
-------------------------------------------------------------------------
12.  Type of Reporting Person

                                                      IN
-------------------------------------------------------------------------



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


CUSIP No. 552848103
         ----------


This statement is filed with respect to the Shares of MGIC INVESTMENT CORPORATION (the "Issuer") beneficially owned by LEON G. COOPERMAN as of January 31, 2009 and amends and supplements the Schedule 13G previously filed ( the "Schedule 13G"). Except as set forth herein the Schedule 13G is unmodified.


Item 4. Ownership:


Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 6,240,300 Shares which constitutes approximately 4.99 % of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarterly period ended September 30, 2009, which reflected 125,101,817 Shares outstanding.

     This consists of 100,000 Shares owned by Mr. Cooperman; 1,591,300 Shares owned by Capital LP; 556,100 Shares owned by Equity LP; 360,600 Shares owned by Investors LP; 1,335,300 Shares owned by Overseas; and 2,297,000 Shares owned by the Managed Accounts.


Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                3,943,300

(ii)    Shared power to vote or to direct the vote:              2,297,000

(iii)   Sole power to dispose or to direct the disposition of:   3,943,300

(iv)    Shared power to dispose or to direct the disposition of: 2,297,000


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

     Mr. Cooperman has ceased to be the beneficial owner of more than five percent of the Shares.On January 4, 2010, the Shares of which Mr. Cooperman may be considered the beneficial owner were 6,240,300 Shares, which constitute approximately 4.99% of the total number of Shares outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. Mr. Cooperman reduced the number of Shares of which he may be considered the beneficial owner from those reported in the the Schedule 13G previously filed to avoid becoming an Acquiring Person under the Issuer's Rights Agreement.


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


CUSIP No. 552848103
         ----------


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 4, 2010 as of December 31, 2009


LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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